                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF MARCH 2010

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA: BOARD OF DIRECTORS MEETS

Shareholders’ Meeting called

Milan, 25 March 2010

The Board of Directors of Telecom Italia met today under the Chairmanship of Gabriele Galateri di Genola and agreed to postpone the approval of the 2009 financial statement as recently announced, and therefore decided to defer the examination of the financial statement at 31 December 2009 to 12 April 2010.

The CEO Mr Franco Bernabè stated: “as previously announced, the approval of the financial statement in mid-April will provide us with the outcome of the ongoing reviews on TI Sparkle. We see no risks in the pursuit of reducing debt and in our ability to remunerate our shareholders. I am satisfied with the progress made in the first months of this year; the management is strongly committed to its operating activities and to the strategic repositioning in line with the Business Plan which will be updated next month”.

The Ordinary Shareholders’ Meeting has been called for:

-

27 April, first call in extraordinary session;

-

28 April, first call in ordinary session and second call in extraordinary session;

-

29 April, in second call in ordinary session and in third call in extraordinary session at the Rozzano auditorium (Milan, Viale Toscana n. 3).

In light of the above (in particular it is foresee that the Shareholders’ Meeting will take place on the 29 April 2010), the dates for coupon detachment (24 May) and dividend payment (27 may) are confirmed.

Ordinary Shareholders’ Meeting

In addition to approving the 2009 financial statements and the employee shareholding plan announced on 25 February (”2010-2014 Public Shareholding Plan for employees” and  “Long Term Incentive Plan 2010-2015”, reserved for a number of executives), the Shareholders’ Meeting will be called to:

•

Nominate a Director to take the place of Mr Stefano Cao, who resigned at the end of 2009;

•

Appoint new auditors for the nine-year period 2010-2018.

The Board of Directors, in particular proposed Mauro Sentinelli as Director of the company. Mr Mauro Sentinelli’s CV is attached with this press release. The nomination of Mauro Sentinelli will be proposed at the Shareholders’ Meeting for the remainder of the term of office of the currently serving Board of Directors (and thus until the approval of the accounts at 31 December 2010).

Since with the release of the financial statements at 31 December 2009, the Audit engagement assigned to Reconta Ernst & Young S.p.A. expires and is not renewable by law, the Shareholders’ Meeting will be called upon to nominate a new audit firm on the basis of a proposal put forward by the Board of Statutory Auditors. The Board of Statutory Auditors has submitted the proposal  to the Board of Directors, which will be submitted to the Shareholders’Meeting,  to appoint PricewaterhouseCoopers S.p.A for the auditing of the separate financial statements, the consolidated financial statements, limited auditing of the half-yearly condensed consolidated financial statements, the auditing of Form 20-F and the attestation on the internal controls in accordance with Section 404 of the Sarbanes-Oxley Act.

Extraordinary Shareholders’ Meeting

During the extraordinary part of the Shareholders’ Meeting the amendment of Article 5 of the Bylaws will be proposed.

In connection with the 2010-2014 Public Shareholding Plan for employees and the 2010-2015 Long-Term incentive plan and, more generally, in order to provide the Company with an additional operational tool, it will be proposed to the Shareholders’ Meeting to allow the allocation of profits to the employees of the Company or its subsidiaries free of charge.

Finally, the Shareholders’ Meeting will be called to authorise the Board of Directors to increase the share capital in the service of the said public shareholding plan for employees, in part for cash by issuing ordinary shares reserved for beneficiaries, and in part free of charge, through the allocation of profit in the form of bonus shares, under the terms already described in the press release published on 25 February and which will be better described in the appropriate informative documentation to be published in due course.

The amendments to the Bylaws proposed to the Shareholders’ Meeting do not entitle shareholders who do not vote in favour thereof to withdraw.

Telecom Italia Press Office +39 06 3688 2610 www.telecomitalia.it/media Telecom Italia Investor Relations +39 06 3688 3113 www.telecomitalia.it/investor_relations

CURRICULUM VITAE

Mauro Sentinelli

Born in Rome (Italy) in 1947

Degree in Electronic Engineering – Rome University (1st Class Hons)

Master’s Degree specializing in Telecommunications – Turin Polytechnic  (1st Class Hons)

MBA CEDEP-INSEAD (Fontainebleau, France)

Short MBA from Kellogg University (Chicago, USA)

*********

In 1974 he joined SIP (now Telecom Italia).

1980 Member of the IEC (International Electrotechnical Commission) and CEPT   (Conference Europeenne des Postes et Telecommunications).

In 1983 he became founder member of Global System for Mobile Communication (GSM).

Chairman of the sub-Committee for the choice of the GSM system.

In 1991 he became Director of Marketing and Planning in the Mobile Division of SIP (now Telecom Italia).

In 1992 he was appointed Chairman of ETNO (European Telecommunications Network Operators) for the mobile systems.

In 1994 he was appointed Deputy Managing Director of Telecom Italia’s Mobile Division.

In 1996 he designed and launched the prepaid “TIMcard” service for which he receives the Outstanding Marketing Award from the GSM MoU Association.

In May 1997 he left TIM for an experience in the U.S. and in July 1999 he returned to TIM as Group Managing Director.

In January 2000 he received the 1999 Man of the Year Marketing Award.

In February 2002 he received the “Roll of Honour for Lifetime Achievement Award” from the GSM Association.

In April 2002 he was appointed member of the TIM Board of Directors.

In February 2003 he was elected Deputy Chairman of the GSM Association.

In December 2004 and 2005 he was re-elected Deputy Chairman of the GSM Association for the period 2005-2006 and 2006-2008.

In January 2005 he stepped down as Managing Director of TIM and left the Telecom Italia Group.

In 2008 he became Affiliate Member of the University of California (UCLA), Los Angeles.

He was appointed Member of the Board of GSMA Ltd, the industrial arm of the GSM Association.

********

He was awarded by the Presidency of the Italian Republic:

1999  Cavaliere della Repubblica

2002  Commendatore della Repubblica

2006  Grand’Ufficiale della Repubblica

March 2010

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. This Press Release contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

- our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

- our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

- our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

- our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

- our ability to successfully achieve our debt reduction targets;

- the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

- the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

- our services are technology-intensive and the development of new technologies could render such services non-competitive;

- the impact of political and economic developments in Italy and other countries in which we operate;

- the impact of fluctuations in currency exchange and interest rates;

- our ability to successfully implement our strategy over the 2009-2011 period;

- our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

- our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

- the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

- the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      March 25th, 2010

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager